FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: January, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

MARIGOLD MINE IS FIRST GOLD MINE TO RECEIVE INTERNATIONAL CYANIDE
MANAGEMENT CODE CERTIFICATION

Vancouver, British Columbia - January 3, 2006 - GOLDCORP INC. (GG:NYSE; G:TSX) announced today that the Marigold mine in Nevada has become the first gold mining operation in the world to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (“the Cyanide Code”). Marigold Mining Company operates the mine, a joint venture between Goldcorp (66 2/3 percent owner and operator) and Barrick (33 1/3 percent owner). Marigold mine produced over 200,000 ounces of gold in 2005 within the Battle Mountain gold trend near Winnemucca, Nevada.

The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide. It was developed under the auspices of the United Nations Environment Programme with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

“The certification of Marigold is the latest validation of Goldcorp’s ongoing commitment to operating all of its mines to the highest possible standards,” said Kevin McArthur, Goldcorp Chief Executive Officer. “We are very proud of the operating team that led Marigold to be the world’s first gold mine certified as fully compliant with the Cyanide Code.”

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward Looking Statements Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Melanie Pilon	Jeff Wilhoit
Director, Investor Relations	Investor Relations, Reno
Goldcorp Inc.	Goldcorp Inc.
3400-666 Burrard Street	5190 Neil Road Ste. 310
Vancouver, British Columbia, V6C 2X8	Reno, Nevada 89502
Telephone: (604) 696-3024	Telephone: (775) 827-4600
Fax: (604) 696-3001	Fax: (775) 827-6992

e-mail: info@goldcorp.com
website: www.goldcorp.com